      As filed with the Securities and Exchange Commission on July 26, 2002
                                                      Registration No. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------

                               SAFLINK CORPORATION
             (Exact name of Registrant as specified in its charter)

           Delaware                                               95-4346070
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                        11911 NE 1st Street, Suite B-304
                           Bellevue, Washington 98005
                                 (425) 278-1100

   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                   ----------

                              GLENN L. ARGENBRIGHT
                      President and Chief Executive Officer
                               SAFLINK CORPORATION
                        11911 NE 1st Street, Suite B-304
                           Bellevue, Washington 98005
                                 (425) 278-1100

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                           W. MICHAEL HUTCHINGS, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                          701 Fifth Avenue, Suite 7000
                            Seattle, Washington 98104
                                 (206) 839-4800

                                   ----------

          Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus after the effective date of this Registration Statement.

                                   ----------

          If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. []

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. []

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. []

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. []

                                   ----------

                                       CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
                                                    Proposed Maximum    Proposed Maximum      Amount of
      Title of Each Class of        Amount to be     Offering Price    Aggregate Offering   Registration
   Securities to be Registered       Registered       Per Share (1)           Price             Fee
--------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value        5,612,566           $2.36             $13,245,656         $1,219
--------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value (2)    7,703,116(3)        $2.36             $18,179,354         $1,673(4)
--------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value (5)   15,943,512              --                      --             --
--------------------------------------------------------------------------------------------------------
Total                               29,259,194              --             $31,425,010         $2,892
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on July 23, 2002.

(2) Consists of shares of common stock issuable upon exercise of outstanding warrants to purchase the registrant's common stock as described in the Prospectus.

(3) The number of shares issuable upon exercise of the warrants are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events.

(4) Pursuant to rule 457(g) under the Securities Act of 1933, no separate registration fee is required for the warrants.

(5) This Registration Statement also includes 15,943,512 shares that were previously registered on Registration Statement No. 333-68642 and for which the registrant previously paid an aggregate filing fee of $2,547.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

          PURSUANT TO RULE 429, THE PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S EARLIER REGISTRATION STATEMENT ON FORM S-1 (NO. 333-68642) AND UPDATES THE INFORMATION CONTAINED THEREIN. SUCH REGISTRATION STATEMENT RELATES TO, AMONG OTHER THINGS, SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT'S SERIES E PREFERRED STOCK AND SHARES OF COMMON STOCK OF THE REGISTRANT ISSUABLE UPON EXERCISE OF CERTAIN OUTSTANDING WARRANTS.

================================================================================

          The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 26, 2002

                               SAFLINK CORPORATION

                        29,259,194 Shares of Common Stock

          The selling stockholders of SAFLINK Corporation listed on page 7 may offer and resell the following shares of our common stock under this prospectus, for each of their own accounts:

               . Up to 4,413,334 shares of our common stock which we issued in a private placement on June 28, 2002;

               . Up to 2,868,668 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on June 28, 2002;

               . Up to 1,199,232 shares of our common stock which we issued in connection with our private placement on January 8, 2002;

               . Up to 4,834,448 shares of our common stock which we will issue upon exercise of warrants we issued in our private placement on January 8, 2002; and

               . Up to 15,943,512 shares of our common stock which may be resold under our prospectus filed with the SEC on December 14, 2001, as amended to date. As provided in Rule 429 under the Securities Act, our previously filed prospectus covering these shares is combined with this prospectus.

          The number of shares the selling stockholders may sell includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that they may receive if they exercise their warrants. We will not receive any proceeds from such sales, but we will receive the exercise price of the warrants if the warrants are exercised. This prospectus also relates to the issuance by us of up to an aggregate of 7,703,116 shares of our common stock upon the exercise of the warrants.

          Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "SFLK." Prior to November 19, 2001, our common stock was quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "ESAF." The 13,315,682 shares of common stock not previously registered for resale which are being offered by this prospectus represent approximately 37% of our total outstanding equity securities. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

          Investing in the common stock being offered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the "Risk Factors" section of this prospectus beginning on page 2 which describes the specific risks associated with an investment in our company as well as with these particular securities.

          The shares offered by this prospectus have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is July __, 2002

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----
SUMMARY......................................................................1

RISK FACTORS.................................................................2

FORWARD LOOKING INFORMATION..................................................6

USE OF PROCEEDS..............................................................6

DETERMINATION OF OFFERING PRICE..............................................6

SELLING STOCKHOLDERS.........................................................6

PLAN OF DISTRIBUTION........................................................13

DESCRIPTION OF SECURITIES...................................................14

LEGAL MATTERS...............................................................15

EXPERTS.....................................................................16

INFORMATION INCORPORATED BY REFERENCE.......................................16

WHERE YOU CAN FIND MORE INFORMATION.........................................16

          You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

          Unless the context otherwise requires, the terms "we," "our," "SAFLINK" and "the Company" refer to SAFLINK Corporation, a Delaware corporation, and its subsidiaries.

          SAFLINK is a trademark of SAFLINK Corporation. Other trademarks referred to in this prospectus belong to their respective owners.

                                     SUMMARY

Recent Developments

          On June 16, 1999, International Interest Group, Inc. ("IIG") filed suit against the Company and Mr. J. Anthony Forstmann, a former director and chairman of the Company, in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleged that we failed to perform under the terms of a settlement agreement relating to a prior lawsuit filed by IIG. After the Superior Court dismissed certain IIG causes of action, the California Court of Appeals reinstated IIG's fraud cause of action in August 2000. On January 28, 2002, a jury rendered a verdict against us for $150,000 in compensatory damages and $1.5 million in punitive damages. On February 15, 2002, we filed a motion for a new trial on the punitive damages award and a motion for a judgment notwithstanding the verdict. On March 19, 2002, the court conditionally granted a new trial on the issue of punitive damages and reduced the amount of punitive damages from $1.5 million to $300,000, to which IIG consented. Accordingly, judgment has been entered in the amount of $450,000. We recognized this charge in our consolidated financial statements for the fiscal year ended December 31, 2001. IIG was subsequently awarded attorney's fees and costs of approximately $108,000. We have filed an appeal of IIG's judgment. IIG has cross-appealed, challenging the court's reduction of the punitive damage award from $1.5 million to $300,000.

          On January 15, 2002, we issued 238,588 shares to Jotter Technologies Inc. pursuant to our recent agreement to issue these shares in exchange for cancellation of the note payable issued to Jotter as partial consideration for the intellectual property and fixed assets acquired from Jotter in December 2000, for which we received stockholder approval. The shares were placed in escrow on behalf of Jotter to be released in monthly distributions after Jotter satisfies certain Canadian tax obligations related to the asset purchase.

          In December 2001, SDS Merchant Fund L.P., a beneficial owner of more than 10% of our common stock, and Freya Fanning & Company, a beneficial owner of more than 5% of our common stock, entered into loan agreements with us for an aggregate principal amount of $300,000. Proceeds from the warrant exercises and common stock purchases in January 2002 were used in part to repay these bridge loans.

The Offering

          On June 28, 2002, we raised approximately $6.6 million in gross proceeds through a private placement of common stock. A total of 4,413,334 shares of our common stock were sold to a group of institutional and accredited investors led by a significant existing investor at a price of $1.50 per share. The investors were granted a right of first refusal to purchase their pro rata portion of the securities issued by us to third parties from the date of closing through June 28, 2003, at the price at which we propose to offer such securities to such third parties. The investors were also issued 5-year warrants to purchase an aggregate of 2,206,668 shares of our common stock initially exercisable at $2.25 per share. The warrant exercise price increases to $3.50 per share six months after the effective date of the registration statement covering the shares of our common stock issuable upon exercise of the warrants. We also issued warrants to purchase an aggregate of 441,333 shares of our common stock exercisable at $1.50 per share and warrants to purchase an aggregate of 220,667 shares of our common stock exercisable at $2.25 per share to placement agents in connection with the financing.

          On January 8, 2002, we received funds totaling approximately $6 million in connection with the exercise of a portion of our outstanding Series A warrants and all of our outstanding Series B warrants. Holders of our Series A and Series B warrants exercised warrants to purchase 4,834,448 shares of our common stock. The exercise price of the warrants was reduced from $1.75 to $1.00, subject to receipt by us of the payment in full of such warrant holders' special exercise price by the close of business on January 8, 2002. In connection with the exercise, each exercising warrant holder has received a Series C warrant to purchase that number of shares of our common stock issued by us to such holder upon the exercise of the original Series A and Series B warrants. We also issued a total of 1,199,232 shares of our common stock in connection with the financing.

          This prospectus relates to the offer and sale by the selling stockholders of up to 29,259,194 shares of our common stock. Of these shares, 5,612,566 shares consist of shares of our common stock they acquired in private placements, 7,703,116 shares consist of shares of our common stock they may acquire upon the exercise of the warrants they hold, and 15,943,512 shares relate to shares filed with the SEC on December 14, 2001, as amended to date.

Our Company

          SAFLINK Corporation designs, develops and markets a variety of data and network security software products. These products use biometric technologies to more securely and conveniently identify and authenticate users on personal computers, workstations and servers in networked computer systems. Biometric technologies identify computer users by electronically capturing a specific biological characteristic of an individual, such as a fingerprint, voice, iris picture or facial shape, and creating a unique digital identifier from that characteristic. That identifier is then matched against users seeking access to information and transactions.

          We were organized on October 23, 1991 and were the surviving corporation following the completion of a merger on February 20, 1992 with Topsearch, Inc., a publicly traded company. Our principal executive office is located at 11911 N.E. 1st Street, Suite B-304, Bellevue, WA 98005-3032 and our telephone number is (425) 278-1100.

                                  RISK FACTORS

          In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating SAFLINK and our business before purchasing the common stock offered by this prospectus:

We have accumulated significant losses since we started doing business and may not be able to generate significant revenues or any net income in the future, which would negatively impact our ability to run our business.

          We have accumulated net losses of approximately $80.7 million from our inception through March 31, 2002. We have continued to accumulate losses after March 31, 2002 to date and we may be unable to generate significant revenues or any net income in the future. We have funded our operations through issuances of debt and equity securities to investors and may not be able to generate a positive cash flow. The majority of our revenues in 2001 came from the sale of our biometric software products and related services. We expect that the majority of our future revenues will come from the sale of our biometric software products or related services. However, we will not be profitable unless we sell significant volumes of our products and services in the future.

Our independent auditors have stated that there is doubt about our ability to continue as a going concern and in the event of a liquidation of our assets the value received may be less than the value of our assets as presented in our financial statements.

          As a result of our recurring losses from operations and our working capital deficit, our independent auditors, in their audit opinion covering our 2001 financial statements, stated there was substantial doubt about our ability to continue as a going concern. The financial statements incorporated by reference from our 10-K assume that we will be able to meet our obligations as they become due and that we will continue as a going concern. We may, in fact, not be able to meet our obligations or we may be forced to curtail or shut down our business. Our financial statements do not take into account any adjustments that might result from the outcome of this uncertainty, which means that if we had to liquidate, the funds received may be less than the value of our assets as presently recorded in our financial statements. An opinion by our independent auditors which expresses doubt about our ability to continue as a going concern may impact our dealings with third parties, including customers, suppliers and creditors, because of their concerns about our financial condition. Any such impact could harm our business and results of operation.

We are currently a defendant in a lawsuit brought by International Interest Group, Inc., whose outcome is uncertain and whose economic impact on the company cannot be predicted with any certainty.

          On June 16, 1999, International Interest Group, Inc. ("IIG") filed suit against the Company and

Mr. J. Anthony Forstmann, a former director and chairman of the Company, in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleged that we failed to perform under the terms of a settlement agreement relating to a prior lawsuit filed by IIG. After the Superior Court dismissed certain IIG causes of action, the California Court of Appeals reinstated IIG's fraud cause of action in August 2000. On January 28, 2002, a jury rendered a verdict against us for $150,000 in compensatory damages and $1.5 million in punitive damages. On February 15, 2002, we filed a motion for a new trial on the punitive damages award and a motion for a judgment notwithstanding the verdict. On March 19, 2002, the Court conditionally granted a new trial on the issue of punitive damages and reduced the amount of punitive damages from $1.5 million to $300,000, to which IIG consented. Accordingly, judgment has been entered in the amount of $450,000. IIG was subsequently awarded attorney's fees and costs of approximately $108,000. We have filed an appeal of IIG's judgment. IIG has cross-appealed, challenging the Court's reduction of the punitive damage award from $1.5 million to $300,000. Payment of a judgment in the amounts aforementioned could have a material adverse affect on our financial condition.

Our success depends on significant growth in the biometrics market and on broad acceptance of products in this market.

          Because almost all of our revenues will come from the sale of products and related services that use biometric technologies, our success will depend largely on the expansion of markets for such products and services domestically and internationally. Even if use of biometric technology gains market acceptance, our products may not achieve sufficient market acceptance to ensure our viability. We cannot accurately predict the future growth rate of this industry or the ultimate size of the biometric technology market.

A small group of stockholders will be able to significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes.

          DMG Advisors, LLC and its affiliated parties collectively control 27.6% of the outstanding shares of our common stock, excluding shares they may acquire upon exercise of warrants they hold. If they exercise all of the warrants they hold and retain the shares of common stock issued to them upon such exercise, their collective ownership would increase to 38.6% of the outstanding shares of our common stock. The combined voting power of these shares will likely enable them to significantly influence the vote on corporate matters to be decided by our stockholders, including the outcome of elections of directors. This effective voting control may preclude other stockholders from being able to influence stockholder votes and could impede potential merger transactions or block changes to our certificate of incorporation or bylaws, which could adversely affect the trading price of our common stock.

Provisions in our certificate of incorporation and our Certificate of Designation, Preferences and Rights of the Series E preferred stock may prevent or impact the value of a takeover of our company even if a takeover is beneficial to stockholders.

          Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock, which may adversely affect our common stockholders. We may issue shares of preferred stock without stockholder approval and upon terms and conditions, and having those types of rights, privileges and preferences, as the board of directors determines. Specifically, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our company even if the acquisition would benefit stockholders.

          In addition, the issuance of the Series E preferred stock may impact the value of a takeover to common stockholders because the holders of the Series E preferred stock are entitled to demand that we redeem their stock for cash equal to 125% of the price paid for this stock by the holders in connection with certain acquisitions in which more than 40% of our stock is issued.

We may not be able to compete with our competitors with greater financial and technical resources and greater ability to respond to market changes, which would affect our ability to promote and sell our technology and services.

          We may not be able to compete successfully in our markets against our competitors. We will face intense competition in both the biometric software and Internet toolbar markets. Some of our competitors, such as BioNetrix, Inc., Digital Persona, Inc., Ankari, Inc., Precise Biometrics, A.B., Keyware, Inc., and I/O Software, Inc. may have greater resources than we do. In addition, there are smaller competitors that may be able to respond more rapidly to changes in the market. Our competitors may also be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements or devote greater resources to the promotion and sale of their products.

We depend on attracting and retaining skilled employees, which may be difficult due to the competitive employment market.

          If we lose any of our key, highly skilled technical, managerial and marketing personnel due to the intense competition in the technology industry, our operations may suffer. The success of our company will depend largely upon our ability to hire and retain this type of personnel. If we are unable to raise capital it is likely that our employees will leave or be terminated.

Certain key executive officers have not held their positions for very long and so we are dependent on their subordinates for some aspects of operating our business.

          Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and management personnel. We have a chief financial officer and vice president of sales and marketing, who have held their positions for less than a year. Because of their relatively short tenure with us, these senior executives may not know our company as well as their predecessors, and are dependent, to some degree, on their subordinates, who, in turn, may not have the requisite skill and experience to advise our upper management.

Our stock has been delisted from the Nasdaq SmallCap Market and there is a limited public market for our common stock. As a result, our stockholders may not be able to sell their common stock easily or may experience higher transaction costs resulting from pricing inefficiencies.

          Historically, there has been a limited public market for the shares of our common stock. On August 9, 2001, our stock was delisted from the Nasdaq SmallCap Market and there is no certainty that our stock will be permitted to trade again on Nasdaq or that there will be an active trading market for our common stock. Our common stock is currently quoted on the OTC Electronic Bulletin Board and investors may find it more difficult to obtain accurate price quotations of our common stock than they would if the stock were quoted on the Nasdaq SmallCap Market. This means that our investors may not be able to sell their stock readily and there may be inefficiencies in the pricing of our stock that could result in broader spreads between the bid and the ask prices.

Since our common stock is listed on the OTC Electronic Bulletin Board, which can be a volatile market, our investors may realize a loss on the disposition of their shares.

          Our common stock is quoted on the OTC Electronic Bulletin Board, which is a more limited trading market than the Nasdaq SmallCap Market. Timely and accurate quotations of the price of our common stock may not always be available and trading volume in this market is relatively small. Consequently, the activity of trading only a few shares may affect the market and result in wide swings in price and in volume. The price of our common stock may fall below the price at which an investor purchased shares, and an investor may receive less than the amount invested if the investor sells its shares. Our shares of common stock may be subject to sudden and large falls in value, and an investor could experience the loss of the investor's entire investment.

If the market price of our common stock continues to be volatile, the value of our stock may decline.

          The market price of our common stock has been, and may continue to be, volatile, which means the value of your SAFLINK stock may fluctuate. Factors that are difficult to predict and which contribute to volatility and may have other significant impacts on the market price of our common stock include

          .    quarterly revenue,
          .    statements and ratings by financial analysts,
          .    overall market performance, and
          .    announcements by our competitors concerning new product
               developments.

Our dependence on third parties for our product distribution may limit our ability to generate revenue if these parties do not actively promote our products.

          We utilize third parties such as resellers, distributors and makers of complementary technology to complement our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements which can be terminated with little or no notice and may be subject to amendment. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

Since a large percentage of our historic revenues have been derived from a limited number of customers, our sales have experienced wide fluctuations.

          Four customers accounted for approximately 36% (Triton Resources), 29% (Kaiser Permanente), 16% (Nufocus) and 11% (Home Shopping Network, a related party,) of our 2001 revenues, respectively. Four customers accounted for approximately 38% and 20%, 17% and 10% of our 2000 revenues, respectively. As a result of this concentration of sales to a limited number of customers, our sales have experienced wide fluctuations, and may continue to experience wide fluctuations in the future.

In order to succeed, we will have to keep up with rapid technological change in the software industry and various factors could impact our ability to keep pace with these changes.

          Software design and the biometric technology industry are characterized by rapid development and technological improvements. Because of these changes, our success will depend on our ability to keep pace with a changing marketplace and integrate new technology into our software and introduce new products and product enhancements to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes which, in turn, could materially adversely affect how we do business.

We have limited experience in doing business outside the United States and the application of Canadian laws or regulations not previously applicable to our business and which we have little experience in dealing with may have a negative impact on the business.

          We will have to become more familiar with doing business in Canada which is a relatively new corporate and legal environment for us, and we may experience difficulties in this regard. Prior to the asset purchase transaction with Jotter in December 2000, we only had operations in the United States. Jotter, on the other hand, had a facility in Alberta, Canada, which now serves our company.

A significant number of shares of our common stock eligible for future sale could drive down the market price for our common stock and the availability of a large number of our shares on the open market could make it difficult for us to raise capital.

          As of July 15, 2002, 17,590,466 shares of our common stock were outstanding. We are registering under this prospectus 29,259,194 shares of common stock issued in our recent private placement and shares of our common stock issuable upon the exercise of certain warrants and 15,943,512 shares previously registered with the SEC on December 14, 2001, as amended to date. Substantially all of the currently outstanding shares will be able to be resold to the public market once the registration statement is filed and declared effective by the SEC. Sales of shares of common stock in the public market or the perception that sales of large numbers of our shares may occur could adversely affect the market price of our common stock. These sales or perceptions of possible sales could also impair our ability to raise capital.

                           FORWARD LOOKING INFORMATION

          This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors" and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

We will not receive any proceeds from any sales of common stock by any of the selling stockholders. If all the warrants to purchase the common stock not previously registered for resale which are covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $17 million, which we will use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise or convert any of the warrants.

                         DETERMINATION OF OFFERING PRICE

          The selling stockholders may sell the shares of common stock they currently own and shares of common stock they may acquire through the exercise of warrants on the OTC Bulletin Board at prevailing market prices or at negotiated prices in transactions with prospective purchasers from time to time. The warrants with respect to 7,041,116 shares of our common stock are initially exercisable at $2.25 per share. The warrant exercise price increases to $3.50 per share six months after the effective date of the registration statement covering the shares of our common stock issuable upon exercise of the warrants. We also issued warrants to purchase an aggregate of 441,333 shares of our common stock exercisable at $1.50 per share and warrants to purchase an aggregate of 220,667 shares of our common stock exercisable at $2.25 per share to placement agents.

                              SELLING STOCKHOLDERS

          The selling stockholders currently hold unregistered shares of our common stock or will hold unregistered shares of common stock that are issuable upon the exercise of certain warrants, if any.

          The table below presents certain information about persons for whom we are registering the shares of our common stock for resale to the public. The table lists, in each case as of July 15, 2002:

          1.   the name of each selling stockholder;
          2.   the number of common shares each selling stockholder owns;
          3. the number of common shares each selling stockholder may acquire upon conversion or exercise of convertible securities;
          4.   the number of shares each selling stockholder beneficially owns;
          5. how many shares of common stock the selling stockholder may resell under this prospectus; and
          6. assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

          Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 17,590,466 shares of our common stock outstanding as of July 15, 2002.

          We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

                                                                                                     Beneficial Ownership
                                      Beneficial Ownership Prior to the Offering                      After the Offering
                                   ------------------------------------------------                  --------------------
                                                 Issuable
                                                   Upon          Total                Shares to be
                                     Common     Conversion   Beneficially             Sold in the
     Selling Stockholder             Shares    or Exercise       Owned      Percent    Offering       Shares     Percent
--------------------------------   ---------   -----------   ------------   -------   ------------   --------   ---------
Abington Capital                     21,429            0         21,429        *          21,429           0        *
Allan Ennis SEP IRA                  18,000        9,000         27,000        *          27,000           0        *
Allen Solomon Rev. Trust             16,000        8,000         24,000        *          24,000           0        *
Amit Bhatia                               0        8,572          8,572        *           8,572           0        *
Amy Factor                                0       71,430         71,430        *          71,430           0        *
Andrew S. Reiner                          0        1,429          1,429        *           1,429           0        *
Anthony J. Knapp, Jr.                 2,381            0          2,381        *           2,381           0        *
Anovea, Inc.                              0       21,429         21,429        *          21,429           0        *
Anzalone Investments LLC             48,143       42,428         90,571        *          90,571           0        *
Armando Delgado                      19,714       14,286         34,000        *          34,000           0        *
Brendalyn K. Norton FBO Callilyn          0       17,716         17,716        *          17,716           0        *
  Norton
Brendalyn K. Norton FBO Connor            0       17,716         17,716        *          17,716           0        *
  Norton
Brian M. Herman                       5,500       11,750         17,250        *          17,250           0        *
Bridget L. Rice Batkin Rollover
   IRA                               10,358            0         10,358        *          10,358           0        *
Bushrod Burns                       107,144       53,572        160,716        *         160,716           0        *
Capital Placement Holdings                0      135,715        135,715        *         135,715           0        *
Carr America Realty Corporation           0        3,572          3,572        *           3,572           0        *
The Carrey Family Trust                   0       12,430         12,430        *          12,430           0        *
Charles P. Strogen                   76,286       38,143        114,429        *         114,429           0        *
Cherylann M. George                       0        5,058          5,058        *             191       4,867        *
Chris Bonag                               0          893            893        *             893           0        *

                                                                                                     Beneficial Ownership
                                      Beneficial Ownership Prior to the Offering                      After the Offering
                                   ------------------------------------------------                  --------------------
                                                 Issuable
                                                   Upon          Total                Shares to be
                                     Common     Conversion   Beneficially             Sold in the
     Selling Stockholder             Shares    or Exercise       Owned      Percent    Offering        Shares    Percent
--------------------------------   ---------   -----------   ------------   -------   ------------   --------   ---------
Chris Carlson                              0        1,429          1,429         *          1,429           0      *
Christopher P. Choma                  37,143       45,786         82,929         *         82,929           0      *
Colleen M. Madigan                         0       11,622         11,622         *          1,191      10,431      *
Cree & Jennifer Edwards Family        60,944       16,658         77,602         *         77,602           0      *
  Trust
Dalewood Associates, LP               17,858       35,716         53,574         *         53,574           0      *
Dana Bowler                          159,286      167,146        326,432      1.84%       326,432           0      *
Dana E. Ennis                         71,286       35,643        106,929         *        106,929           0      *
David Furukawa                         6,429            0          6,429         *          6,429           0      *
David Garmus & Caren Garmus           25,000       12,500         37,500         *         37,500           0      *
Deadbug Partnership                   10,715            0         10,715         *         10,715           0      *
Dean R. Poirier                       17,858       35,716         53,574         *         53,574           0      *
DMG Legacy Fund LLC (1)              355,954      226,121        582,075      3.27%       582,075           0      *
DMG Legacy Institutional Fund
   LLC (1)                         2,011,043    1,298,210      3,309,253     17.52%     3,309,253           0      *
DMG Legacy International LTD (1)   2,480,348    1,656,348      4,136,696     21.49%     4,136,696           0      *
Don Klosterman                        21,429            0         21,429         *         21,429           0      *
Donald P. Scanlon                      8,572            0          8,572         *          8,572           0      *
Douglas P. and Sharon M. Caesare      14,858        6,000         20,858         *         20,858           0      *
DTMFS, LP                             18,000        9,000         27,000         *         27,000           0      *
F. Berdon & Co., LP                  114,286      119,644        233,930      1.32%       233,930           0      *
Forum Partners LP (2)              1,114,572      563,314      1,677,886      9.24%     1,677,886           0      *
Francis R. Santangelo                148,572       61,905        210,477      1.19%       198,572      11,905      *
Frank M. Devine                            0      183,746        183,746      1.03%        40,477     143,269      *
Fred M. Gibbons                       22,600       82,600        105,200         *        105,200           0      *
Fred Vallen & Deley Vallen            23,000       11,500         34,500         *         34,500           0      *
Fredric M. Bauthier                  106,286       53,143        159,429         *        159,429           0      *
Freya Fanning & Company (3)        1,146,858      584,145      1,731,003      9.52%     1,731,003           0      *
George Manos                          66,000       33,000         99,000         *         99,000           0      *
Glenn L. Argenbright                       0       52,903         52,903         *          9,144      43,759      *

                                                                                                     Beneficial Ownership
                                      Beneficial Ownership Prior to the Offering                      After the Offering
                                   ------------------------------------------------                  --------------------
                                                 Issuable
                                                   Upon          Total                Shares to be
                                     Common     Conversion   Beneficially             Sold in the
     Selling Stockholder             Shares    or Exercise       Owned      Percent    Offering        Shares    Percent
--------------------------------   ---------   -----------   ------------   -------   ------------   --------   ---------
Global Capital Securities                  0      14,286         14,286         *         14,286            0      *
Gregory C. Jensen                          0      11,649         11,649         *            239       11,410      *
H.C. Wainwright & Co., Inc. (4)      107,143     822,001        929,144      5.05%       929,144            0      *
Harry Falterbauer                    118,143      68,143        186,286      1.05%       186,286            0      *
Harry Rosen FBO Rosen, Rosen,         32,000      16,000         48,000         *         48,000            0      *
  Kreiling PA 401K
Hector J. Alcade                           0      15,715         15,715         *          7,143        8,572      *
Home Shopping Network Inc.           371,505           0        371,505      2.11%       371,505            0      *
Howard Manetti                         5,000      25,000          7,500         *          7,500            0      *
International Interest Group,          5,953       1,821          7,774         *          7,774            0      *
  Inc.
J. Anthony Fortsmann                       0         358            358         *            358            0      *
James C. Craig, Jr.                   17,500       8,750         26,250         *         26,250            0      *
James St. Clair                            0       1,429          1,429         *          1,429            0      *
James T. Gallagher                     3,572           0          3,572         *          3,572            0      *
James W. Shepperd                     43,215           0         43,215         *          3,572       39,643      *
Jason Adelman                         19,144     123,144        142,288         *        142,288            0      *
Jeffrey and Helene Grantz              7,143       7,143         14,286         *         14,286            0      *
Jeffrey P. Anthony                         0     156,195        156,195         *            596      155,599      *
Jim Agate                             10,715           0         10,715         *         10,715            0      *
John O. Johnston                      28,000      14,000         42,000         *         42,000            0      *
John M. Somody                        51,286      25,643         76,929         *         76,929            0      *
Joseph P. Haselwander                 71,429     142,858        214,287      1.21%       214,287            0      *
Joshua M. Grantz                       1,600      18,572         20,172         *         18,572        1,600      *
Jotter Technologies, Inc. (5)        800,660           0        800,660      4.55%       800,660            0      *
Julie L. Michael                     125,000      62,500        187,500      1.06%       187,500            0      *
Ken Wilton                            38,572      19,286         57,858         *         57,858            0      *
Loredana Biffoni                      35,715           0         35,715         *         35,715            0      *
Louis Cristan & Kathy Cristan         17,500       8,750         26,250         *         26,250            0      *
Lynn Factor                           28,572      14,286         42,858         *         42,858            0      *
Lynn Hinkle                            5,358           0          5,358         *          5,358            0      *

                                                                                                            Beneficial Ownership
                                             Beneficial Ownership Prior to the Offering                      After the Offering
                                          ------------------------------------------------                  --------------------
                                                        Issuable
                                                          Upon          Total                Shares to be
                                            Common     Conversion   Beneficially             Sold in the
     Selling Stockholder                    Shares    or Exercise       Owned      Percent    Offering       Shares     Percent
--------------------------------          ---------   -----------   ------------   -------   ------------   --------   ---------
Malia Group, Inc.                            14,286       28,572         42,858         *         42,858          0       *
Margaret L. Argenbright                       7,143       14,286         21,429         *         21,429          0       *
Mark Ford                                         0        2,143          2,143         *          2,143          0       *
Mark Zbik                                         0        1,847          1,847         *            179      1,668       *
Martin Mennes & Linda B. Mennes               7,500        3,750         11,250         *         11,250          0       *
Martin Sumichrast                            21,429            0         21,429         *         21,429          0       *
Mary L. Collins                                   0          896            896         *            120        776       *
Matthew Balk                                 22,286       84,215        106,501         *        106,501          0       *
Michael Hilbert                               7,143            0          7,143         *          7,143          0       *
Michael T. McGrath                           10,715       10,715         21,430         *         21,430          0       *
Micro Cap Partners, L.P. (6)                332,872    1,215,730      1,548,602      8.64%     1,548,602          0       *
Micro-Mousse Partners, L.P.                       0      121,715        121,715         *        121,715          0       *
Nicholas Colabella                            3,572            0          3,572         *          3,572          0       *
Nob Hill Capital Associates                   2,858            0          2,858         *          2,858          0       *
Nob Hill Capital Partners                    11,429            0         11,429         *         11,429          0       *
Paul C. Edwards                              16,658       60,944         77,602         *         77,602          0       *
Paul R. Sanberg                               7,500        3,750         11,250         *         11,250          0       *
PCE Defined Benefit Plan                          0       39,179         39,179         *         39,179          0       *
Portside Growth & Opportunity Fund (10)      43,429      142,858        186,287      1.05%       186,287          0       *
Peter A. Kirby                                7,143        7,143         14,286         *         14,286          0       *
Peter D. Brim                                 5,572       52,502         58,074         *         58,074          0       *
Peter Hillcoff                                5,000        2,500          7,500         *          7,500          0       *
Philip C. Bird                               59,286       29,643         88,929         *         88,929          0       *
Pinetree Capital Corp.                       71,430       35,715        107,145         *        107,145          0       *
Rainer Bullinger                             35,716       17,858         53,574         *         53,574          0       *
Ralph Olson                                   5,358            0          5,358         *          5,358          0       *
Ralph Rybacki                                43,143       48,786         91,929         *         91,929          0       *
Reginald T. Grzeskowiak & Nancy              11,500        5,750         17,250         *         17,250          0       *
  Grzeskowiak
Richard P. Crane, Jr.                        14,286            0         14,286         *         14,286          0       *
RMS Limited Partnership (7)               1,712,402            0      1,712,402      9.73%     1,712,402          0       *

                                                                                                    Beneficial Ownership
                                     Beneficial Ownership Prior to the Offering                     After the Offering
                                  ------------------------------------------------                  --------------------
                                                Issuable
                                                  Upon          Total                Shares to be
                                    Common     Conversion   Beneficially             Sold in the
     Selling Stockholder            Shares    or Exercise       Owned      Percent    Offering       Shares     Percent
-------------------------------   ---------   -----------   ------------   -------   ------------   --------   ---------
Robert E. Dettle                     18,000        9,000        27,000          *         27,000          0       *
Robert Klein, M.D.                        0        3,572         3,572          *          3,572          0       *
Robert Vaughn IRA                     5,000        2,500         7,500          *          7,500          0       *
Ronald H. Wise                       36,286       18,143        54,429          *         54,429          0       *
Rudolf Konegen                       16,000        8,000        24,000          *         24,000          0       *
S.A.C. Capital Associates,
   LLC (8)                          857,144    1,571,430     2,428,574      12.67%     2,428,574          0       *
Scot A. Kane                         27,286       54,572        81,858          *         81,858          0       *
Scott Weisman                        22,286       61,929        84,215          *         84,215          0       *
SDS Merchant Fund, L.P. (9)       1,264,800    2,327,729     3,592,529      18.04%     3,592,529          0       *
Sean M. Callahan                      5,000        4,215         9,215          *          9,215          0       *
Shannon Squyres                       6,000        3,000         9,000          *          9,000          0       *
Sid Schribstien                       9,000        9,000        18,000          *         18,000          0       *
Societus, LLC                         3,572            0         3,572          *          3,572          0       *
Solthree Software Corporation             0       35,715        35,715          *         35,715          0       *
Spotlight Interactive, Inc.               0      106,858       106,858          *        106,858          0       *
Stonestreet L.P.                    200,000      100,000       300,000        1.7%       300,000          0       *
Thomas K. Beard                       5,000        2,500         7,500          *          7,500          0       *
Timothy J. Brown                          0        6,891         6,891          *            120      6,771       *
Timothy Sledz                        15,000        7,500        22,500          *         22,500          0       *
UBTI Free, L.P.                      30,686      112,115       142,801          *        142,801          0       *
Velma I. Goedert                     71,429       71,429       142,858          *        142,858          0       *
Wade T. Accomazzo Trust               7,143       14,286        21,429          *         21,429          0       *
Walter G. Hamilton                        0       57,925        57,925          *          1,668     56,257       *
Walter Khuarchick                    15,000        7,500        22,500          *         22,500          0       *
Walter Kush                           9,000        9,000        18,000          *         18,000          0       *
William A. Rogers                         0          120           120          *            120          0       *
William C. Edwards Revocable
  Trust U/A 9/22/88                  65,172      238,030       303,202       1.70%       303,202          0       *
William Gitow                         7,143        7,143        14,286          *         14,286          0       *
William H. Draper III Revocable
  Trust                              15,354       56,783        72,137          *         72,137          0       *

                                                                                                    Beneficial Ownership
                                     Beneficial Ownership Prior to the Offering                      After the Offering
                                  ------------------------------------------------                  --------------------
                                                Issuable
                                                  Upon          Total                Shares to be
                                    Common     Conversion   Beneficially             Sold in the
     Selling Stockholder            Shares    or Exercise       Owned      Percent    Offering        Shares   Percent
-------------------------------   ---------   -----------   ------------   -------   ------------     ------   -------
Yoel Altman                         15,000       30,000        45,000        *          45,000          0         *

----------
*    Less than one percent

(1) Based on Schedule 13G filed by DMG Advisors LLC, DMG Legacy International Ltd., and DMG Legacy Institutional Fund LLC with the SEC on February 12, 2002. DMG Advisors is the managing member of each of the following, and has shared power to vote and shared dispositive power with respect to shares held by DMG Legacy International, shares held by DMG Legacy Institutional Fund and shares held by DMG Legacy Fund LLC.

(2) Arnold Mullen is the sole general partner of Forum Partners and shares the power to vote and dispositive power with respect to all of the shares reported. Mr. Mullen disclaims beneficial ownership of all of the shares reported.

(3) Thomas B. Hallowell is the sole general partner of Freya Fanning & Company and shares the power to vote and dispositive power with respect to all of the shares reported. Mr. Hallowell disclaims beneficial ownership of all of the shares reported.

(4) Includes warrants to purchase an aggregate of 441,333 shares of our common stock exercisable at $1.50 per share and warrants to purchase an aggregate of 220,667 shares of our common stock exercisable at $2.25 per share issued as placement agent warrants to various individuals affiliated with H.C. Wainwright.

(5) Based on a Schedule 13D/A filed by Jotter Technologies, Inc. with the SEC on June 15, 2001. Jotter Technologies has sole power to dispose of its shares. Robert M. Smibert, a director of SAFLINK, jointly with his spouse, owns approximately 25% of Jotter's common stock

(6) Based on a Schedule 13D filed by Micro Cap Partners, L.P. with the SEC on February 14, 2002. Includes 1,215,730 shares issuable upon exercise of immediately exercisable warrants and conversion of preferred stock owned by Micro Cap Partners, L.P. Palo Alto Investors is an investment advisor registered with the SEC and is the general partner of and investment advisor to Micro Cap Partners and other investment limited partnerships. The sole manager of Palo Alto Investors, LLC is Palo Alto Investors corporation. William Leland Edwards is the President and controlling shareholder of Palo Alto Investors corporation and the principal member of Palo Alto Investors. Palo Alto Investors has shared power to vote and shared dispositive power with respect to all of the shares reported.

(7) Based on a Schedule 13D/A filed by RMS Limited Partnership with the SEC on June 15, 2001. Mr. Santangelo's shares are subject to a voting agreement between RMS and Mr. Santangelo whereby Mr. Santangelo agrees to vote such shares as directed by RMS. RMS is a Nevada limited partnership controlled by Roy M. Speer. Crystal Diamond, Inc. is a Nevada corporation controlled by Mr. Speer. RMS shares the power to vote and to dispose of the shares owned directly by RMS with Crystal Diamond and Mr. Speer.

(8) Based on a Schedule 13G filed by S.A.C. Capital Advisors, LLC; S.A.C. Capital Management, LLC; and Steven A. Cohen with the SEC on January 22, 2002. The shares are held by S.A.C. Capital Associates, LLC, an Anguillan limited liability company. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Mr. Cohen is the President and Chief Executive Officer of SAC Capital Advisors, the Managing Member of which is a corporation wholly owned by Mr. Cohen. Mr. Cohen is also the owner, directly and through a wholly-owned subsidiary, of all of the membership interests of SAC Capital Management. Mr. Cohen disclaims beneficial ownership of the securities held by SAC Capital associates. SDS Management, LLC, an affiliate of SDS Merchant Fund, L.P., has acted as an advisor to SAC Capital

     Associates, LLC, each of SDS Merchant Fund, L.P. and S.A.C. Capital Associates, LLC disclaims beneficial ownership of the shares of common stock owned by the other.

(9) Based on a Schedule 13G filed by SDS Merchant Fund, L.P. with the SEC on April 5, 2002. SDS Capital Partners, L.L.C. is the sole general partner of SDS Merchant Fund and has shared power to vote and dispositive power with respect to all of the shares reported. Steven Derby is the sole managing member of SDS Capital Partners and has shared power to vote and dispositive power with respect to all of the shares reported. SDS Management, LLC, an affiliate of SDS Merchant Fund, L.P., has acted as an advisor to S.A.C. Capital Associates, LLC. Each of SDS Merchant Fund, L.P. and S.A.C. Capital Associates, LLC disclaims beneficial ownership of the shares of common stock owned by the other.

(10) f.k.a. Peconic Fund, Ltd.

                              PLAN OF DISTRIBUTION

          The selling stockholders may sell their shares of common stock in one or more transactions, which may involve block transactions. The shares may be sold according to one or more of the following methods:

          1.   on the Over-the-Counter Electronic Bulletin Board;

          2. on such other markets on which our common stock may from time to time be trading;

          3.   in privately-negotiated transactions;

          4. through the writing of options on the shares of common stock, short sales or any combination the two; or

          5. any combination of the foregoing, or any other available means allowable under law.

          The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of its shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided it meets the requirements of these exemptions. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling stockholders.

          Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

          To comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

          We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions

          We have agreed to indemnify the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify any selling stockholder for liabilities that we incur based on our reliance on written information that the selling stockholder has furnished to us expressly for use in this prospectus. Likewise, the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholder has provided us against liabilities. No selling stockholder, however, shall be liable to us for amounts in excess of the net proceeds it receives from the sale of its shares pursuant to this prospectus.

          The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

          We have agreed to use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date on which the selling stockholders can sell all of the shares of common stock pursuant to Rule 144 of the Securities Act, or (2) when the selling stockholders have resold all of the shares of their registered common stock pursuant to Rule 144 or an effective registration statement.

          We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

Notice to California Investors Only

          In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

                            DESCRIPTION OF SECURITIES

Common Stock

          We are authorized to issue up to 100,000,000 shares of common stock. As of July 15, 2002, there were 17,590,466 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of common stock will have the ability to elect all of our directors.

          Subject to rights of any preferred stock then outstanding, holders of common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of common stock.

          All outstanding shares of common stock are, and any shares of common stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Preferred Stock

          We are authorized to issue up to 1,000,000 shares of preferred stock. As of July 15, 2002, there were 23,937 shares of Series E preferred stock issued and outstanding which are convertible into approximately 3,419,500 shares of common stock. Our board of directors is authorized to fix the voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights and preferences of the preferred stock without stockholder approval. Our board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The issuance of the Series E preferred stock has been, and the issuance of preferred stock in the future will be, approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our independent legal counsel.

Warrants to Purchase Common Stock

          On January 8, 2002, holders of our Series A and Series B warrants exercised warrants to purchase 4,834,448 shares of our common stock at a price of $1.00 per share. In connection with the exercise, the exercising warrant holders were issued Series C warrants to purchase an aggregate of 4,834,448 shares of our common stock. On June 28, 2002, certain institutional and accredited investors, led by a significant existing investor, were issued warrants to purchase an aggregate of 2,206,668 shares of our common stock.

          The warrants are initially exercisable at $2.25 per share. The warrant exercise price increases to $3.50 per share six months after the effective date of the registration statement covering the shares of our common stock issuable upon exercise of the warrants. We also issued warrants to purchase an aggregate of 441,333 shares of our common stock exercisable at $1.50 per share and warrants to purchase an aggregate of 220,667 shares of our common stock exercisable at $2.25 per share to placement agents in connection with the financing.

          Subject to certain exclusions, the price for which the warrants are exercisable is subject to adjustment if we issue shares of common stock for less than the exercise price of the warrants at the time such additional shares our common stock are issued. The shares excluded from the price adjustment provision include:

     . additional shares of our common stock issued in connection with a recapitalization, reorganization, consolidation, merger or sale of the company; and

     . additional shares of our common stock issued as stock dividends, subdivisions and combinations of our common stock.

                                  LEGAL MATTERS

          Gray Cary Ware & Freidenrich LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

                                     EXPERTS

          Our consolidated financial statements as of December 31, 2001 and 2000, and for the years then ended, included in our annual report on Form 10-K, are incorporated by reference herein and in the registration statement in reliance upon the report of our current independent auditors, KPMG LLP, which is incorporated by reference, and upon that firm as experts in accounting and auditing.

          Ernst & Young, LLP, independent auditors, audited our consolidated financial statements at December 31, 1999 and for the year then ended, as set forth in their report. Our consolidated financial statements are incorporated by reference in the prospectus in reliance on Ernst & Young, LLP's report, given on their authority as experts in accounting and auditing.

                      INFORMATION INCORPORATED BY REFERENCE

          The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below which we have previously filed with the
SEC:

          (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          (2) our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001;

          (3) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002; and

          (4) the description of our common stock contained in our registration statement on Form S-1, filing number 333-68642, including any amendment or report filed for the purpose of updating this information.

          In addition, we will deliver a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and our most recent Quarterly Report on Form 10-Q, without charge, to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

                               SAFLINK Corporation
                       11911 N.E. 1st Street, Suite B-304
                           Bellevue, Washington 98005
                       Attention: Chief Financial Officer
                            Telephone: (425) 278-1100

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois or New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

          This prospectus is part of a registration statement on Form S-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

     . read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference rooms; or

     . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

================================================================================

          No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                               SAFLINK CORPORATION

                        29,259,194 Shares of Common Stock

                                   ----------
                                   Prospectus
                                   ----------

                                 July ____, 2002

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                           To be Paid
                                                             by the
                                                           Registrant
                                                           ----------
SEC registration fees..................................     $  2,892
State registration fees................................       10,000
Accounting fees and expenses...........................       40,000
Legal fees and expenses................................      100,000
Miscellaneous expenses.................................       50,000
                                                            --------
Total..................................................     $202,892


Item 15. Indemnification of Directors and Officers

          As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

          The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

          The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

          See also the undertakings set out in response to Item 17 herein.

Item 16. Exhibits

          The following exhibits are filed with this Registration Statement:

Exhibit No.                Description of Document
-----------                -----------------------

   4.1 Certificate of Amendment of Certificate of Incorporation of SAFLINK Corporation Designated Rights and Privileges of Series E Preferred Stock (1)

   4.2 Securities Purchase Agreement dated June 5, 2001, by and among SAFLINK Corporation and certain Purchasers listed therein (2)

   4.3 Registration Rights Agreement dated June 5, 2001, by and among SAFLINK Corporation and certain Purchasers listed therein (2)

   4.4 Registration Rights Agreement dated June 17, 2002, by and among SAFLINK Corporation and certain Purchasers listed therein (6)

   4.5 Registration Rights Agreement dated June 28, 2002, by and among SAFLINK Corporation and certain Purchasers listed therein (4)

   4.6        Form of Series A Warrant (2)

   4.7        Form of Series C Warrant (6)

   4.8        Form of Common Stock Warrant (4)

   5.1        Opinion of Gray Cary Ware & Freidenrich LLP (3)

   10.1 Sublease Agreement dated July 16, 2001, between SAFLINK Corporation and Motorola, Inc. (5)

   10.2 Modification Agreement dated July 27, 2001, between SAFLINK Corporation and the Purchasers listed therein (7)

   10.3       SAFLINK Corporation 2000 Stock Incentive Plan, as amended (8)*

   11.1       Statement re Computation of Per Share Earnings (1)

   23.1       Consent of KPMG LLP, Independent Auditors (3)

   23.2       Consent of Ernst & Young LLP (3)

   24.1 Power of Attorney (included in the signature page of this registration statement)

*    Management contract or compensatory plan or arrangement

----------
(1) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 2001.

(2) Incorporated by reference to the exhibits filed with Form 10-K/A for the year ended December 31, 2001 filed on June 22, 2001.

(3) Filed herewith.

(4) Incorporated by reference to the exhibits filed with Form 8-K filed on July 1, 2002.

(5) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 6, 2001.

(6) To be filed by Amendment.

(7) Incorporated by reference to the exhibits filed with Form 8-K filed on August 20, 2001.

(8) Incorporated by reference to the exhibits filed with Schedule 14A filed on August 31, 2001.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

               (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (ii) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (iii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee "table in the effective registration statement;

               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

               For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bellevue, State of Washington, on July 26, 2002.

                                      SAFLINK CORPORATION


                                      By:  /s/ Glenn L. Argenbright
                                           -------------------------------------
                                           Glenn L. Argenbright
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

          Each person whose signature appears below hereby constitutes and appoints Glenn L. Argenbright and Jon C. Engman, or either of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-2, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

       Signature                           Title                        Date


/s/ Glenn L. Argenbright   President, Chief Executive Officer and   July 26, 2002
------------------------   Director (Principal Executive Officer)
    Glenn L. Argenbright


/s/ Jon C. Engman          Chief Financial Officer                  July 26, 2002
------------------------   (Principal Financial and Accounting
    Jon C. Engman          Officer)


/s/ Frank M. Devine        Director                                 July 26, 2002
------------------------
    Frank M. Devine


/s/ Steven M. Oyer         Director                                 July 26, 2002
------------------------
    Steven M. Oyer


/s/ Robert M. Smibert      Director                                 July 26, 2002
------------------------
    Robert M. Smibert

                                INDEX TO EXHIBITS

Exhibit No.                         Description of Document
-----------                         -----------------------
    4.1       Certificate of Amendment of Certificate of Incorporation of SAFLINK Corporation
              Designated Rights and Privileges of Series E Preferred Stock (1)

    4.2       Securities Purchase Agreement dated June 5, 2001, by and among SAFLINK Corporation and certain Purchasers listed therein (2)

    4.3       Registration Rights Agreement dated June 5, 2001, by and among SAFLINK Corporation and certain Purchasers listed therein (2)

    4.4       Registration Rights Agreement dated June 17, 2002, by and among SAFLINK Corporation and certain Purchasers listed therein (6)

    4.5       Registration Rights Agreement dated June 28, 2002, by and among SAFLINK Corporation and certain Purchasers listed therein (4)

    4.6       Form of Series A Warrant (2)

    4.7       Form of Series C Warrant (6)

    4.8       Form of Common Stock Warrant (4)

    5.1       Opinion of Gray Cary Ware & Freidenrich LLP (3)

   10.1       Sublease Agreement dated July 16, 2001, between SAFLINK Corporation and Motorola, Inc. (5)

   10.2       Modification Agreement dated July 27, 2001, between SAFLINK Corporation and the
              Purchasers listed therein (7)

   10.3       SAFLINK Corporation 2000 Stock Incentive Plan, as amended (8)*

   11.1       Statement re Computation of Per Share Earnings (1)

   23.1       Consent of KPMG LLP, Independent Auditors (3)

   23.2       Consent of Ernst & Young LLP (3)

   24.1       Power of Attorney (included in the signature page of this registration statement)

*    Management contract or compensatory plan or arrangement

----------
(1) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 2001.

(2) Incorporated by reference to the exhibits filed with Form 10-K/A for the year ended December 31, 2001 filed on June 22, 2001.

(3) Filed herewith.

(4) Incorporated by reference to the exhibits filed with Form 8-K filed on July 1, 2002.

(5) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 6, 2001.

(6) To be filed by amendment.

(7) Incorporated by reference to the exhibits filed with Form 8-K filed on August 20, 2001.

(8) Incorporated by reference to the exhibits filed with Schedule 14A filed on August 31, 2001.